Exhibit 99.3

CHINA NEW BORUN CORPORATION
(incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING
to Be Held on January 18, 2013
(or any adjourned or postponed meeting thereof)

I/we, the undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement and, being the registered holder of ______________ ordinary shares1, par value US$0.001 per share, of China New Borun Corporation (the “Company”), hereby appoint the Chairman of the Annual General Meeting2 or (Name)                                                                                                  of (Address)                                                                                                                                 (or failing which, the Chairman of the Annual General Meeting) as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at 10:00 a.m., local time, on January 18, 2013 at China New Borun Corporation, Bohai Industrial Park (Yangkou Town), Shouguang, Shandong 262715, People's Republic of China.

My/our proxy is instructed to vote on the resolutions in respect of the matters specified in the Notice of the Annual General Meeting as indicated below:

1 Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2 If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A proxy need not be a shareholder. If you are the holder of two or more ordinary shares, you may appoint more than one proxy to represent you and vote on your behalf at the Annual General Meeting. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

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	For	Against	Abstain

Proposal 1: As an ordinary resolution, THAT Hengxiu Song be re-elected as a director of the Company, to hold office until the close of the next annual general meeting of shareholders of the Company, or his earlier death, resignation or removal.

Proposal 2: As an ordinary resolution, THAT Jinmiao Wang be re-elected as a director of the Company, to hold office until the close of the next annual general meeting of shareholders of the Company, or his earlier death, resignation or removal.

Proposal 3: As an ordinary resolution, THAT Binbin Jiang be re-elected as a director of the Company, to hold office until the close of the next annual general meeting of shareholders of the Company, or his earlier death, resignation or removal.

Proposal 4: As an ordinary resolution, THAT Wen Jiang be elected as a director of the Company, to hold office until the close of the next annual general meeting of shareholders of the Company, or his earlier death, resignation or removal.

Proposal 5: As an ordinary resolution, THAT Xisheng Lu be elected as a director of the Company, to hold office until the close of the next annual general meeting of shareholders of the Company, or his earlier death, resignation or removal.

Proposal 6: As an ordinary resolution, THAT the appointment of the independent auditor BDO China Shu Lun Pan Certified Public Accountants LLP for the fiscal year ending December 31, 2012 be ratified, confirmed, approved and adopted.

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Dated_________________, 2012

Signature(s) ___________________________________

Name of Signatory ______________________________

Notes:

1.	Only the holders of record of the ordinary shares of the Company at the close of business on December 10, 2012, New York time, should use this form of proxy.

2.	Please indicate your voting preference by ticking, or inserting in the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If NO instruction is given, your proxy will vote or abstain from voting at his/her discretion. If any other matter properly comes before the Annual General Meeting, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated, your proxy will vote or abstain from voting at his/her discretion.

3.	Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

4.	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same. In the case of joint holders, all holders must sign.

5.	This form of proxy and any authority under which it is executed (or a notarized and/or duly certified copy of such authority) must be returned to the attention of Jinmiao Wang, China New Borun Corporation, Bohai Industrial Park (Yangkou Town), Shouguang, Shandong 262715, People's Republic of China no later than the time for holding the Annual General Meeting or any adjournment thereof.

6.	Completion and return of the form of proxy will not prevent you from attending and voting in person at the Annual General Meeting.

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